Exhibit 12.1

Statement Regarding
Computation of Ratios of Earnings to
Fixed Charges and Preferred Stock Dividends

	December 31,
	2017	2016	2015	2014	2013
Earnings: (1)
Pre-tax income from continuing operations before noncontrolling interests and equity method earnings and losses	$214	$976	$1,077	$714	$1,129
plus: Fixed charges	383	346	376	479	503
Amortization of capitalized interest	24	23	22	22	21
Distributed income of equity investees	16	24	8	3	2
less: Capitalized interest	(6)	(9)	(7)	(6)	(4)
Preferred stock dividend and other obligations	(34)	(36)	(53)	(48)	(76)
Earnings:	$597	$1,324	$1,423	$1,164	$1,575
Fixed charges: (1)
Capitalized interest	$6	$9	$7	$6	$4
Expensed interest	263	234	258	347	363
Estimate of interest within rental expense	80	67	58	78	60
Preferred stock dividend and other obligations	34	36	53	48	76
Fixed charges:	$383	$346	$376	$479	$503

Ratio of Earnings/Fixed charges	1.6	3.8	3.8	2.4	3.1

(1)   For the purpose of determining the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, earnings are defined as pretax income from continuing operations before noncontrolling interests and equity method earnings and losses plus fixed charges, amortization of capitalized interest, and distributed income of equity investees, less capitalized interest and preferred stock dividend and other obligations. Fixed charges consist of interest expense (capitalized and expensed), portion of rental expense that is representative of the interest factor and preferred stock dividend and other obligations of the registrant and consolidated subsidiaries.